                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ________________


                                  SCHEDULE 13G
                                 (Rule 13d-102)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b),(c),
                AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(b)
                                (Amendment No. 2)

                         SBA Communications Corporation
                         ------------------------------
                                (Name of Issuer)


                      Class A Common Stock, $0.01 Par Value
                      -------------------------------------
                         (Title of Class of Securities)


                                    78388J106
                                    ---------
                                 (CUSIP Number)


                                December 31, 2001
                               ------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]   Rule 13d-1(b)
[_]   Rule 13d-1(c)
[X]   Rule 13d-1(d)

________________________

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                    --------------------
CUSIP No. 78388J106                   13G                 Page 2 of 7 Pages
---------------------                                    --------------------

--------------------------------------------------------------------------------
        NAME OF REPORTING PERSON/
   1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

        Steven E. Bernstein
--------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)[_]
   2
                 (b) [_]
--------------------------------------------------------------------------------
        SEC USE ONLY

   3

--------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION
   4
        United States
--------------------------------------------------------------------------------
                                     SOLE VOTING POWER
                              5
         Number of                   5,717,438
          Shares           -----------------------------------------------------
       Beneficially                  SHARED VOTING POWER
         Owned by             6
                                     0
           Each            -----------------------------------------------------
         Reporting                   SOLE DISPOSITIVE POWER
                              7
          Person                     5,717,438
           With            -----------------------------------------------------
                                     SHARED DISPOSITIVE POWER
                              8
                                     0
--------------------------------------------------------------------------------
        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   9
        5,717,438
-------------------------------------------------------------------------------
        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_] 10
--------------------------------------------------------------------------------
        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
  11
        11.7%
--------------------------------------------------------------------------------
        TYPE OF REPORTING PERSON
  12
        IN
--------------------------------------------------------------------------------

----------------------------                        ----------------------------

CUSIP No. 78388J106                  13G                Page 3 of 7 Pages
         ----------------
----------------------------                        ----------------------------

--------------------------------------------------------------------------------
          NAME OF REPORTING PERSON/
  1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

          Bernstein Family Limited Partnership II
--------------------------------------------------------------------------------

          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)[_]
  2

                   (b) [_]
--------------------------------------------------------------------------------

          SEC USE ONLY

  3

--------------------------------------------------------------------------------

          CITIZENSHIP OR PLACE OF ORGANIZATION
  4

          Delaware
--------------------------------------------------------------------------------

                          SOLE VOTING POWER
                   5

    Number of             3,356,236
     Shares
  Beneficially    --------------------------------------------------------------
    Owned by
                          SHARED VOTING POWER
      Each         6
    Reporting                0

     Person       --------------------------------------------------------------
      With
                          SOLE DISPOSITIVE POWER
                   7
                          3,356,236

                  --------------------------------------------------------------

                          SHARED DISPOSITIVE POWER
                   8
                             0
--------------------------------------------------------------------------------

          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  9
          3,356,236
------- ------------------------------------------------------------------------

          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
  10                                                                       [_]

--------------------------------------------------------------------------------

          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
  11
          7.2%
--------------------------------------------------------------------------------

          TYPE OF REPORTING PERSON
  12
          PN
--------------------------------------------------------------------------------

----------------------------                    -----------------------------

CUSIP No. 78388J106                   13G           Page 4 of 7 Pages
         ----------------
----------------------------                    -----------------------------

Item 1(a). Name of Issuer:

           SBA Communications Corporation

Item 1(b). Address of Issuer's Principal Executive Offices:

           5900 Broken Sound Parkway NW
           Boca Raton, FL 33487


Item 2(a). Name of Person Filing:

           Steven E. Bernstein ("Bernstein")
           Bernstein Family Limited Partnership II ("Bernstein Partnership II")

Item 2(b). Address of Principal Business Office or, if None, Residence:

           The principal business office of the Reporting Person is:

           Bernstein:                5900 Broken Sound Parkway NW
                                     Boca Raton, FL 33487

           Bernstein Partnership II: 300 Delaware Avenue, Suite 900
                                     Wilmington, DE 19801

Item 2(c). Citizenship:

           Bernstein:                United States
           Bernstein Partnership II: Delaware

Item 2(d). Title of Class of Securities:

           Class A Common Stock, par value $.01 per share.

Item 2(e). CUSIP Number:

           78388J106

Item 3.    If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
           (c), Check Whether the Person Filing is a:

           (a)   [_]    Broker or dealer registered under Section 15 of the
                        Exchange Act;

           (b)   [_]    Bank as defined in Section 3(a)(6) of the Exchange Act;

           (c)   [_]    Insurance company as defined in Section 3(a)(19) of the
                        Exchange Act;

----------------------------                         --------------------------

CUSIP No. 78388J106                     13G                Page 5 of 7 Pages
         ----------------
----------------------------                         --------------------------

          d)   [_]    Investment company registered under Section 8 of the
                      Investment Company Act;

          e)   [_]    An investment adviser in accordance with Rule 13d-1(b)(1)
                      (ii)(E);

          f)   [_]    An employee benefit plan or endowment fund in accordance
                      with Rule 13d-1(b)(1)(ii)(F);

          g)   [_]    A parent holding company or control person in accordance
                      with Rule 13d-1(b)(1)(ii)(G);

          h)   [_]    A savings association as defined in Section 3(b) of the
                      Federal Deposit Insurance Act;

          i)   [_]    A church plan that is excluded from the definition of an
                      investment company under Section 3(c)(14) of the Investment Company Act;

         (j)   [_]    Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

               Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
         Item 1.

         (a)   Amount beneficially owned:

               Bernstein:                              5,717,438
                                                       ---------
               Bernstein Partnership II:               3,356,236
                                                       ---------

               Bernstein beneficially owns 215,368 shares directly, 3,356,236 shares indirectly through Bernstein Partnership II (Bernstein is the sole shareholder of the General Partner) and 2,145,834 shares indirectly through other entities.

         (b)   Percent of class:

               Bernstein:                              11.7%
                                                       -----
               Bernstein Partnership II:               7.2%
                                                       ----

         (c)   Number of shares as to which such person has:

               (i)    Sole power to vote or to direct the vote

                      Bernstein:                       5,717,438
                                                       ---------
                      Bernstein Partnership II:        3,356,236
                                                       ---------

               (ii)   Shared power to vote or to direct the vote

                      Bernstein:                          0
                      Bernstein Partnership II            0

----------------------------                       -----------------------------

 CUSIP No. 78388J106                   13G          Page 6 of 7 Pages
          ----------------
----------------------------                       -----------------------------

                      (iii)    Sole power to dispose or to direct the
                               disposition of

                               Bernstein:                     5,717,438
                               Bernstein Partnership II       3,356,236

                      (iv) Shared power to dispose or to direct the disposition of

                               Bernstein:                         0
                               Bernstein Partnership II           0


Item 5.       Ownership of Five Percent or Less of a Class.

                      If this statement is being filed to report the fact that
              as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.       Ownership of More than Five Percent on Behalf of Another Person.


                      N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.


                      N/A

Item 8.       Identification and Classification of Members of the Group.


                      N/A

Item 9.       Notice of Dissolution of Group.

                      N/A

Item 10.      Certification.

                      N/A

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      February 25, 2002
                                      -----------------
                                      (Date)



                                       /s/ Steven E. Bernstein
                                      ------------------------
                                      Steven E. Bernstein


                                      BERNSTEIN FAMILY LIMITED PARTNERSHIP II



                                       /s/ Steven E. Bernstein
                                      ------------------------
                                      By: Steven E. Bernstein,
                                      Sole Shareholder of Bernstein Investment
                                      Company II, Inc., its General Partner

                                    EXHIBIT A
                             Joint Filing Agreement

       The undersigned persons, on February 25, 2002, agree and consent to the joint filing on their behalf of this Amendment No. 2 to Schedule 13G in connection with their beneficial ownership of the Class A Common Stock of SBA Communications Corporation at December 31, 2001.



                                       /s/ Steven E. Bernstein
                                      ------------------------
                                      Steven E. Bernstein



                                      BERNSTEIN FAMILY LIMITED PARTNERSHIP II


                                       /s/ Steven E. Bernstein
                                      ------------------------
                                      By: Steven E. Bernstein,
                                      Sole  Shareholder of Bernstein Investment
                                      Company II, Inc., its General Partner

                                       A-1